Exhibit I

STANDSTILL AGREEMENT

This STANDSTILL AGREEMENT (this “Agreement”) is entered into as of February 6, 2009 (“Effective Date”) between Mill Road Capital, L.P. (“Mill Road”) and Galaxy Partners, L.L.C. (“Galaxy Partners”) regarding Galaxy Nutritional Foods, Inc. (the “Company”).

RECITALS

A. Galaxy Partners and Mill Road are entering into a term sheet on the date hereof concerning a possible transaction involving the Company.

B. As a material inducement for Mill Road to enter into the term sheet, Mill Road and Galaxy Partners agree to certain matters described below.

In consideration of the foregoing and the representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

1. No Transfer of Shares.

1.1 Shares. The term “Shares” shall mean all issued and outstanding shares of common stock, par value $.01 per share, of the Company (“Company Common Stock”) owned or voted by Galaxy Partners as of the Effective Date. Galaxy Partners agrees that any Company Common Stock that Galaxy Partners purchases or gains the ability to vote after the date of, but prior to the termination of, this Agreement shall also be subject to the terms of this Agreement. Galaxy Partners represents and warrants to Mill Road that as of the Effective Date it owns 13,811,120 shares of Company Common Stock, free and clear of any liens or encumbrances.

1.2 Transfer and Other Restrictions for Galaxy Partners. Galaxy Partners covenants that, unless approved in writing by Mill Road, Galaxy Partners shall not, directly or indirectly: (i) sell, transfer, tender, assign, pledge, or otherwise dispose of or enter into any arrangement to do any of the same with respect to any of the Shares or any interest therein or (ii) enter into any voting or other arrangement, with respect to the voting of Shares (each a “Voting Proxy”). Galaxy Partners has not entered into or created any Voting Proxy which is or will be effective.

1.3 Transfer and Other Restrictions for Mill Road. Mill Road covenants that, unless approved in writing by Galaxy Partners, Mill Road shall not, directly, or indirectly enter into any agreement or engage in discussions, approve, endorse or recommend any arrangement with any person, group, company or entity contrary to the agreement that Mill Road has with Galaxy Partners related to the term sheet regarding the Company.

2. Standstill.

2.1 No Solicitation. Galaxy Partners will not, nor will any representative of Galaxy Partners directly or indirectly, (i) solicit, in any form or manner, any Acquisition Proposal (as hereinafter defined), (ii) take any action that may facilitate an Acquisition Proposal, (iii) engage in discussions regarding an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any agreement or understanding relating to any Acquisition Proposal. Galaxy Partners and its representatives shall immediately cease any activities with respect to any Acquisition Proposal.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than those related to Mill Road or its affiliates) involving: (A) any purchase by any person or “group” (as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations thereunder) of any Company Common Stock; (B) any tender or exchange offer involving Company Common Stock; (C) any merger or similar transaction involving the Company; (D) any sale, lease, exchange, transfer, acquisition or license of any assets of the Company other than in the ordinary course of business; or (E) any type of liquidation or reorganization of the Company or any of its subsidiaries.

2.2 Notification. In addition to the obligations of Galaxy Partners set forth above, Galaxy Partners as promptly as practicable, after taking into account any relevant legal and confidentiality obligations, shall advise Mill Road orally and in writing of an Acquisition Proposal or any request for nonpublic information or other inquiry which it reasonably believes could lead to an Acquisition Proposal, the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Acquisition Proposal, request or inquiry. Galaxy Partners will keep Mill Road informed as promptly as practicable in all material respects of the status and details (including material amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry.

3. Term. This Agreement shall become effective upon its execution by Galaxy Partners and Mill Road and shall terminate on the six month anniversary of the Effective Date.

4. Miscellaneous.

4.1 Amendments and Modification. This Agreement may not be amended in any way except upon the execution and delivery of a written agreement executed by the parties hereto.

4.2 Specific Performance. The parties hereto acknowledge that Mill Road will be irreparably harmed and that there will be no adequate remedy at law for a breach by Galaxy Partners of this Agreement. Therefore, it is agreed that, in addition to any other remedies that may be available to Mill Road upon any such breach, Mill Road shall have the right to enforce this Agreement by specific performance, injunctive relief or by any other means available to Mill Road at law or in equity and Galaxy Partners hereby irrevocably and unconditionally waives any objection to Mill Road seeking so to enforce this Agreement. If any action, suit or other proceeding (whether at law, in equity or otherwise) is instituted concerning or arising out of this Agreement, the prevailing party shall recover, in addition to any other remedy granted to such party, all such party’s costs and attorneys fees incurred in connection with the prosecution or defense of such action, suit or other proceeding.

4.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

4.4 Entire Agreement. This Agreement contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Standstill Agreement to be executed as of the Effective Date.

MILL ROAD CAPITAL, L.P.

By:	/s/ Thomas E. Lynch
Name:	Thomas E. Lynch
Title:	Senior Managing Director

GALAXY PARTNERS, L.L.C.

By:	/s/ Tim Krieger
Name:	Tim Krieger
Title:	President